[ABGENIX LETTERHEAD]

June 8, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Esq.

Re:	Abgenix, Inc.
Form 10-K for fiscal year ended December 31, 2004
File No. 000-24207

Ladies and Gentlemen:

Abgenix, Inc. (the “Company”) hereby respectfully submits this letter in response to the verbal comments provided by the Staff following the Company’s initial written response dated April 19, 2005 to the Staff’s letter dated April 5, 2005, from Mr. Jim B. Rosenberg to Mr. H. Ward Wolff of the Company.

The Company’s current policy regarding the classification of its joint development arrangements is disclosed in the notes to the consolidated financial statements in its Annual Report on Form 10-K for the year ended December 31, 2004.  Under these arrangements, the Company and its joint development partner share the costs of developing and commercializing antibody therapeutic products equally.  The policy states that in periods where the joint development partner incurs more development costs than the Company, the Company records expense for the services received.  In these circumstances, no revenue is recorded by the Company.  Alternatively, in periods where the Company incurs more costs under the arrangement than the joint development partner, the Company records contract revenue for the services rendered to the joint development partner to the extent that the Company’s costs exceed the costs incurred by the joint development partner.

The Staff requested the Company to reconsider its classification on the statement of operations of the joint-development payments to or from its joint development partners.  In response to the Staff’s request, the Company has evaluated industry practice for the classification of joint development activities by reviewing the filings of several registrants.  The Company observed that there is significant diversity in practice on this issue and that several registrants have applied an accounting policy that is consistent with the policy used by the Company.  The Company has also performed a review of the accounting literature related to revenue recognition and did not identify any accounting literature that it considered to be directly on point.  The Company believes that its historical accounting policy is supportable for the reasons set forth in its letter dated April 19, 2005.

Notwithstanding the above, the Company supports the Staff’s efforts to promote consistency in the presentation and disclosure of joint development arrangements.  Therefore, the Company proposes that in future filings the Company will classify the amounts received from joint development partners as research and development expense, rather than revenue.  Under the revised accounting policy, prior to the commercialization of the product candidate, the Company considers its joint-development arrangements to be predominately “cost sharing” arrangements and all joint-development payments will be reflected as an adjustment to research and development expenses.  This change in accounting policy and financial reporting will be first reflected in the Quarterly Report on Form 10-Q for the three and six months ending June 30, 2005. Comparable amounts in prior periods, if any, will be reclassified to conform to the revised accounting policy.  The Company will also disclose in Management’s Discussion and Analysis of Financial Condition and Results of Operations the significant terms of the cost or profit sharing calculations and the amount of joint development costs for each of the periods presented.

The Company will continue to reassess the classification of the joint development payments as its product candidates that are subject to joint development arrangements approach commercialization.  In the future, the Company anticipates that its joint development efforts may generate profits and such arrangements may fundamentally change in nature from “cost sharing” arrangements to “profit sharing” arrangements.  The Company does not expect that the classification of profit sharing payments from joint development partners as expense would fairly present the arrangement or be meaningful to investors since such payments would reflect the Company’s net share of profits earned from the collaboration partner’s sales of therapeutic products.

* * * *

Please direct any comments or questions regarding this filing to H. Ward Wolff at 510-284-6870 or Donald R. Joseph at 510-284-6562.

Very truly yours,

/s/ H. Ward Wolff
Abgenix, Inc.

		By:	H. Ward Wolff
Chief Financial Officer and
Senior Vice President, Finance

cc:	William R. Ringo,
President and Chief Executive Officer
Donald R. Joseph,
Senior Vice President, General Counsel
and Secretary